UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A/A
(AMENDMENT NO. 4)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
ARKANSAS BEST CORPORATION
(Exact name of Registrant as Specified in its Charter)

DELAWARE	71-0673405
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3801 OLD GREENWOOD ROAD, FORT SMITH, ARKANSAS	72903
(Address of Principal Executive Offices)	(Zip Code)
SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS TO BE SO REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED

RIGHTS TO PURCHASE COMMON STOCK	THE NASDAQ STOCK MARKET LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates (if applicable): N/A
SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
N/A
(TITLE OF CLASS)

     This Form 8-A/A (Amendment No. 4) is filed to amend the information set forth in the Registration Statement on Form 8-A filed by Arkansas Best Corporation, a Delaware corporation (the “Company”), on March 20, 1992 (as amended by the Form 8-A (Amendment No. 1) filed by the Company on April 23, 1992, and as further amended by the Form 8-A/A (Amendment No. 1) filed by the Company on June 2, 1999, the Form 8-A/A (Amendment No. 2) filed by the Company on May 16, 2001, and by the Form 8-A/A (Amendment No. 3) filed by the Company on April 4, 2003).
ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
     The Board of Directors of the Company issued one common share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), of the Company issued and outstanding on the closing date of the Company’s initial public offering (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $80.00 (the “Purchase Price”), subject to adjustment.
     The Rights were issued pursuant to the Rights Agreement, dated as of April 23, 1992 (the “Original Rights Agreement”), by and between the Company and Harris Trust and Savings Bank. The Original Rights Agreement has been (i) amended by an Amendment to Rights Agreement dated May 27, 1999, (ii) amended and restated by the First Amended and Restated Rights Agreement, dated May 1, 2001 (the “Restated Rights Agreement”), by and between the Company and Computershare Investor Services, LLC, a Delaware limited liability company, as successor Rights Agent, (iii) amended by an Amendment to First Amended and Restated Rights Agreement dated April 4, 2003 (the “First Amendment to Restated Rights Agreement”), and (iv) amended by a Second Amendment to First Amended and Restated Rights Agreement dated May 18, 2007 (the “Second Amendment to Restated Rights Agreement”). On August 1, 2001, LaSalle Bank, National Association, replaced Computershare Investors Services, LLC, as Rights Agent.
     The Restated Rights Agreement amended the Original Rights Agreement (as previously amended) to, among other things, extend the term of the Rights Agreement to April 30, 2011 and increase the Purchase Price to $80.00 per Common Share. The Original Rights Agreement, the Restated Rights Agreement, the First Amendment to Restated Rights Agreement and the Second Amendment to Restated Rights Agreement are sometimes referred to collectively as the “Rights Agreement.”
     The Second Amendment to Restated Rights Agreement amended the Restated Rights Agreement to amend the definition of “Acquiring Person” to permit Royce & Associates, LLC (“Royce”) to become the beneficial owner of up to 17.999% of the Common Shares of the Company then outstanding without being deemed an “Acquiring Person” and amended the summary of rights attached as Exhibit B to the Restated Rights Agreement.
     The description and terms of the Rights are set forth in the Restated Rights Agreement, the First Amendment to Restated Rights Agreement and the Second Amendment to Restated Rights Agreement, which are Exhibits 4.1, 4.2 and 4.3 to this registration statement and incorporated herein by reference.

     Until the earlier to occur of (i) the close of business on the tenth (10th) day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more, or 18% or more in the case of Royce, of the outstanding Common Shares (an “Acquiring Person”), except that the term “Acquiring Person” shall not include the Company, any subsidiary of the Company, any employee benefit plan of the Company, any such subsidiary or any person who acquires beneficial ownership of the Common Shares in a Permitted Transaction (as such term is described below) or, from and after January 22, 2003, any person that becomes the beneficial owner of 15% or more, or 18% or more in the case of Royce, of the Common Shares of the Company as a result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to 15% or more, or 18% or more in the case of Royce, of the Common Shares of the Company, (ii) the close of business on the fifteenth (15th) business day (or such later date as may be determined by action of the Board of Directors prior to any person becoming an Acquiring Person) following the commencement of, or public announcement of an intention to commence, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 19.9% or more of the outstanding Common Shares or (iii) the close of business on the tenth (10th) day after the Board of Directors determines that any person (other than Robert A. Young, III) or group of persons (an “Adverse Person”) has acquired beneficial ownership of a substantial amount of Common Shares (but not less than 10% of the outstanding Common Shares) and that (a) such Adverse Person intends to cause the Company to repurchase such Common Stock or to exert pressure against the Company to take any actions or enter into any transactions to provide such Adverse Person with short-term gains or profits under circumstances in which the Board of Directors determines that the long-term interests of the Company and its stockholders would not be served by taking such actions or entering into such transactions or (b) beneficial ownership by such Adverse Person is reasonably likely to have a material adverse effect on the business, competitive position, prospects or financial condition of the Company and its subsidiaries (the earlier of such dates being the “Distribution Date”), the Rights associated with Common Shares represented by certificates outstanding on the Record Date will be evidenced by such certificates with a copy of the Summary of Rights from the Original Rights Agreement attached to the certificate.
     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares to which they are associated. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights associated with Common Shares represented by certificates issued after the Record Date (whether upon transfer or new issuance of Common Shares) will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificate for Common Shares outstanding will constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 30, 2011 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.
     The Purchase Price payable and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price or securities convertible into Common Shares with a conversion price less than the then current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above).
     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person or Adverse Person and the Common Shares are not changed or exchanged, (ii) an Acquiring Person or Adverse Person engages in certain self-dealing transactions with the Company, (iii) any person becomes the beneficial owner of 19.9% or more of the outstanding Common Shares (unless the event in which such person acquired 19.9% or more of the outstanding Common Shares is a Permitted Transaction), (iv) the Company engages in a reclassification or recapitalization that results in an increase of more than 1% of an Acquiring Person’s or Adverse Person’s percentage ownership of the Company or (v) the Board of Directors declares any person to be an Adverse Person, the proper provision will be made so that each holder of a Right, other than Rights beneficially owned by an Acquiring Person or an Adverse Person (which will then be void), will have the right to receive upon exercise that number of Common Shares having a market value of two times the applicable exercise price of the Right.
     For the purposes of the Rights Agreement, a Permitted Transaction is a stock acquisition or tender or exchange offer pursuant to a definitive agreement which would result in a person beneficially owning 50% or more of the Common Shares and which was approved by the Board of Directors prior to the execution of the agreement or the public announcement of the offer.
     In the event that the Company is acquired in a merger or other business combination transaction (other than with a subsidiary of the Company), or 50% or more of its consolidated assets or earning power are sold, unless such event is a Permitted Transaction, proper provisions will be made so that each holder of a Right will have the right to receive, upon the exercise of the Right at the then applicable exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least l% in such Purchase Price. No fractional Common Shares will be issued and in lieu of such fractional shares, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     At any time prior to the close of business on the tenth (10th) day following the public announcement that a person has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). In addition, the Board of Directors may extend or reduce the period during which the Rights are redeemable, so long as the Rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, except that from and after the Distribution Date no such amendment may adversely affect the economic interests of the holders of the Rights.
     Until a Right is exercised, the holder of the Right, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
ITEM 2. EXHIBITS.
     4.1 First Amended and Restated Rights Agreement, dated as of May 1, 2001 between Arkansas Best Corporation and Computershare Investor Services, LLC, as Rights Agent (including exhibits thereto). (Previously filed as Exhibit 4.1 to the Form 8-A/A Amendment No. 2 filed with the Commission on May 16, 2001, Commission File No. 000-19969, and incorporated herein by reference).
     4.2 Amendment to First Amended and Restated Rights Agreement, dated as of April 4, 2003 between Arkansas Best Corporation and LaSalle Bank, National Association, as Rights Agent. (Previously filed as Exhibit 4.2 to the Form 8-A/A Amendment No. 3 filed with the Commission on April 4, 2003, Commission File No. 000-19969, and incorporated herein by reference).
     4.3 Second Amendment to First Amended and Restated Rights Agreement, dated as of May 18, 2007 between Arkansas Best Corporation and LaSalle Bank, National Association, as Rights Agent.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 18, 2007
ARKANSAS BEST CORPORATION
By: /s/ Michael R. Johns
Name: Michael R. Johns
Title: Vice President, General Counsel and
Corporate Secretary

INDEX TO EXHIBITS
     4.1 First Amended and Restated Rights Agreement, dated as of May 1, 2001 between Arkansas Best Corporation and Computershare Investor Services, LLC, as Rights Agent (including exhibits thereto). (Previously filed as Exhibit 4.1 to the Form 8-A/A Amendment No. 2 filed with the Commission on May 16, 2001, Commission File No. 000-19969, and incorporated herein by reference).
     4.2 Amendment to First Amended and Restated Rights Agreement, dated as of April 4, 2003 between Arkansas Best Corporation and LaSalle Bank, National Association, as Rights Agent. (Previously filed as Exhibit 4.2 to the Form 8-A/A Amendment No. 3 filed with the Commission on April 4, 2003, Commission File No. 000-19969, and incorporated herein by reference).
     4.3 Second Amendment to First Amended and Restated Rights Agreement, dated as of May 18, 2007 between Arkansas Best Corporation and LaSalle Bank, National Association, as Rights Agent.